SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 Excerpt of the minutes of RCA 836, of May 28 and 29,2019. DEL-097/2019

 CERTIFICATE

EXCERPT OF THE MINUTES OF THE EIGHT HUNDRED AND THIRTY SIX MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

It is hereby certified, for all due intents and purposes, that the 836th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) was held on the twenty-eighth day of May of two thousand nineteen, at 2:10 pm, and the works were interrupted at 7:00 pm. The meeting was resumed at 08:30 am on the twenty-ninth day of May of two thousand nineteen and the works were closed on this same at 2:20 pm. The meeting was held at Company’s headquarter at Rua da Quitanda, nº 196, 25º andar, Centro, Rio de Janeiro – RJ. The chair of business, attending in person, was Director JOSÉ GUIMARÃES MONFORTE. Directors WILSON PINTO FERREIRA JR., MAURO GENTILE RODRIGUES CUNHA, BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO, RICARDO BRANDÃO SILVA, RUY FLAKS SCHNEIDER, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS and LUIZ EDUARDO DOS SANTOS MONTEIRO were present in person. Director MARCELO DE SIQUEIRA FREITAS attended in person on 05.28.2019 and via videoconference  on 05.29.2019. Director VICENTE FALCONI CAMPOS attended in person on 05.29.2019, having justifiably been absent on the previous day. There were no absences from the meeting, thus understood as non-participation in any segment of the conclave. DELIBERATION Nº. 097, of 09.28.2019: Election of new members to the Eletrobras Statutory Audit and Risk Committee - CAE. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising their powers, and together with a decision of the Executive Board, in the following supporting material and documents, RESOLVED: (i) Certificate of the minutes of the 033rd Meeting of the Management, People and Eligibility Committee, of 05.28.2019; (ii) PREC Technical Note no. 065, dated 05.20.2019; (iii) Report of Deliberation Proposal (not numbered), of 05.20.2019; 1) approve the election of Mr. FELIPE VILLELA DIAS, Brazilian, married, engineer, bearer of ID No. 12.973.748-2, issued by DIC-RJ and registered with the CPF under No. 218.680.308-90, resident and domiciled at Rua Desembargador Roberto Medeiros, 124, Barra da Tijuca, Rio de Janeiro, for member of the Statutory Audit and Risk Committee - CAE, once he fulfills the special investiture requirements of Brazilian law and still meets the criteria of independence set forth by US law, its term of office commences 2 (two) years on 05.28.2019, and the effectiveness of the mandate is conditional upon signature of the Term Ownership Agreement within the period indicated in art. 149, §1, of Law 6,404/76; 2) approve the election of Mr. DANIEL ALVES FERREIRA, Brazilian, married, lawyer, registered at OAB/SP under no. 140,613 and registered with the CPF under No. 205.862.458-04, resident and domiciled at Rua Dr. Fernandes Coelho, no. 85-6th floor, Pinheiros, São Paulo/SP, CEP: 05423-040, phone:(11) 2050-0700, for member of the Statutory Audit and Risk Committee - CAE, once he fulfills the special investiture requirements of Brazilian law and still meets the criteria of independence set forth by US law, its term of office commences 2 (two) years on 06.01.2019, and the effectiveness of the mandate is conditional upon signature of the Term Ownership Agreement within the period indicated in art. 149, §1, of Law 6,404/76; 3) Confirm the composition and terms of office of the CAE, as follows:

MAURO GENTILE RODRIGUES DA CUNHA – Coordinator and Member	Term of Office: from 05.18.2018 to 05.18.2020
LUÍS HENRIQUE BASSI ALMEIDA – Member	Term of Office: from 02.22.2019 to 02.22.2021
FELIPE VILLELA DIAS - Member	Term of Office: from 05.28.2019 to 05.28.2021
DANIEL ALVES FERREIRA - Member	Term of Office: from 06.01.2019 to 06.01.2021

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CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 Excerpt of the minutes of RCA 836, of May 28 and 29,2019. DEL-097/2019

This certificate is issued and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Board of Directors of Eletrobras.

Rio de Janeiro, August 28, 2019.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.